Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of information concerning the capital stock of HD Supply Holdings, Inc. (the “Company,” “HD Supply,” “we” or “our”). The summaries below do not purport to be complete descriptions of the relevant provisions of the Company’s Third Amended and Restated Certificate of Incorporation (the “Charter”), its Fourth Amended and Restated By-Laws (the “By-Laws”) or the General Corporation Law of the State of Delaware (the “DGCL”), and are qualified in their entirety by reference to these documents and provisions. The Charter and By-Laws are filed as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this exhibit is a part. We encourage you to read the Charter and By-Laws and the applicable provisions of the DGCL for additional information.

Authorized Capital Stock

The Charter authorizes 1,100,000,000 shares of common stock, par value $0.01 per share (“Common Stock”) and 100,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”). No shares of Preferred Stock have been issued by the Company.

Common Stock

Voting Rights.  Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. At each meeting of the stockholders for the election of directors at which a quorum is present, the directors who are standing for election will be elected by a plurality of the votes validly cast in such election. Holders of our Common Stock do not have cumulative voting rights in the election of directors. Other than the election of directors, the transaction of any business at a meeting of stockholders must receive the affirmative vote of a majority of the votes that could be cast by the shares present in person, electronically, or by proxy at such meeting and entitled to vote.

Dividends.  Subject to the preferences that may be applicable to any then outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. However, the terms of our borrowing arrangements restrict our ability to declare or pay dividends on our Common Stock in certain circumstances. Dividends may be paid in cash, in property or in shares of capital stock.

Liquidation, Dissolution and Winding Up.  In the event of HD Supply’s liquidation, dissolution or winding up, holders of Common Stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences; No Sinking Fund.  Holders of Common Stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any future outstanding shares of Preferred Stock that we may designate in the future.

Fully Paid and Non-assessable.  All outstanding shares of Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.

Listing.  Our shares of Common Stock are listed on The NASDAQ Stock Market LLC under the symbol “HDS.”

Transfer Agent and Registrar.  The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.

Anti-Takeover Effects of Provisions

Some provisions of the DGCL, the Charter and the By-Laws could make the following transactions more difficult: acquisition by means of a tender offer; acquisition by means of a proxy contest or otherwise; or removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the best interests of HD Supply, including transactions that might result in a premium over the market price for shares of our capital stock.

The provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with HD Supply’s board of directors. The Company believes that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company and outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute.  In our Charter, we have elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203. Accordingly, we are not subject to any anti-takeover effects of Section 203.

Section 203 of the DGCL prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless:

•the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock and a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the corporation’s common stock.

Undesignated Preferred Stock.  Under the Charter, our board of directors has the authority, without action by our stockholders, to designate and issue up to 100,000,000 shares of Preferred Stock, in one or more class or series and to designate the rights, preferences and privileges of each class or series, any or all of which may be greater than the rights of our Common Stock. It is not possible to state the actual effect of the issuance of any shares of serial preferred stock upon the rights of holders of our Common Stock until our board of directors determines the specific rights of the holders of Preferred Stock.

Stockholder Action by Written Consent.  The Charter prohibits stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of the stockholders.

Special Stockholder Meetings.  The By-Laws and Charter prohibit stockholders from calling special meetings of stockholders. Special meetings of stockholders may only be called by a resolution of the Company’s board of directors adopted by a majority of the total number of directors then in office.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  The By-Laws set forth advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings. Our By-Laws provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, a stockholder meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. Our By-Laws also specify requirements as to the form and content of such written notice.

Composition of the Board of Directors; Election and Removal of Directors; Filling Vacancies.  The Company’s board of directors may consist of not fewer than three nor more than 21 directors. At each meeting of the stockholders for the election of directors at which a quorum is present, the directors who are standing for election will be elected by a plurality of the votes validly cast in such election. Holders of our Common Stock do not have cumulative voting rights in the election of directors.

Directors may be removed at any time, either for or without cause, upon an affirmative vote of at least a majority of the holders of our then-outstanding Common Stock. Furthermore, any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may be filled only by a majority vote of the board of directors then in office, even if less than a quorum, or by the sole remaining director.

Amendment of the Charter and By-Laws.  The amendment of any of the provisions in the By-Laws, and certain provisions of the Charter, requires approval by holders of at least 75% of the outstanding shares of our Common Stock.

Choice of Forum.  Our Charter provides that the Court of Chancery of the State of Delaware will be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by our directors, officers, employees or agents, (iii) any action asserting a claim against us arising under the DGCL, our Charter or our By-Laws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. We may consent in writing to alternative forums. Our stockholders are deemed to have notice of and consented to this provision of our Charter.

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